Zhongchai Machinery, Inc.
224 Tianmushan Road
Zhongrong Chengshi Huayuan 5-1-602
Hangzhou, P.R. China 310007

       June 8, 2011

John Dana Brown, Esq.
and
Max Webb, Esq., Assistant Director
Securities and Exchange Commission
Washington, D.C. 20543

Re:	Amendment No. 1 to
Schedule 13E-3
Filed May 9, 2011
File No. 005-81227

Schedule 14A Proxy Statement
Filed May 9, 2011
File No. 000-31091

Dear Messrs. Brown and Webb:

I am responding to your letter to Zhongchai Machinery, Inc. (“Company”), dated May 19, 2011.  We have reproduced the comments of the Staff from that letter below, and below each we have provided the Company response.

Schedule 13E-3

1.
We note your response to our prior comment one.  Please explain to us why Ruihua is not engaged in the transaction given its ability to control the outcome of the impending vote and its prior willingness to support the proposed transaction.  We note, for example, that it previously gave its consent to the transaction and will continue to be majority holder after the transaction.  Alternatively, please revise to add Ruihua as a Schedule 13E-3 filing person.

Response

Ruihua International Ltd. has acted only as a shareholder in connection with the Reverse Stock Split.  It has not taken a pro-active position in respect of the Reverse Stock Split – for example it did not suggest any form of “going private” transaction, it did not participate in any of the deliberations of management in leading up to the “going private” transaction, it did not participate in any meetings of the board of directors or independent directors, it was not involved in any of the discussions or expressed any opinion with respect to the advice of the investment bankers to the company, and it was not consulted by management or the directors in connection with the deliberations related to the “going private” transaction.  Ruihua only has acted in reaction to the request by the management for a consent, which management has decided not to act on because of certain revised understandings of the US Federal securities laws.  As far as I know, management has not told Ruihua of this decision, and in due course will send the appropriate proxy material for Ruihua to make its new decision on.  Therefore, management has no idea at this time how Ruihua will vote.

Messrs Brown and Webb
Securities and Exchange Commission
June 8, 2011

It is the position of the Company that because Ruihua acted to provide a consent only after the full deliberation and decision process of management and the independent directors and the board of directors in respect of the Reverse Stock Split, Ruihua is not a Schedule 13E-3 person.  Rather, Ruihua is only a shareholder, acting only as a shareholder.  Although it has a majority ownership position in the Company, the ownership position has been held only as a passive investor, and Ruihua has not taken any action during its ownership period of directing or attempting to direct the decisions of the management or directors.

The absence of a role in the deliberative process by Ruihua has been disclosed in the Proxy Statement on pages 26-27.

2.	To the extent you revise to add any Schedule 13E-3 filing persons, we reissue our prior comment two.

Response

See the response to SEC comment No. 1.

Item 13.  Financial Statements

3.
We note the response to prior comment 39.  Please revise the Schedule 14A to include the disclosure required by Item 1010(c)(4) of Regulation M-A.  The disclosure is required regardless of whether Item 503 of Regulation S-K applies given that the ration need only be calculated in a manner consistent with that item.

Response

There has been added to Item 13 of the Schedule 13E-3 as statement of ratio of fixed charges as required by Item 1010(c)(4).

Exhibit 99(C)(4)

4.
The Private Securities Litigation Reform Act of 1995, by its terms, does not apply to Rule 13e-3 transactions.  Please revise this exhibit to remove any implication that statements appearing in this exhibit are protected by the Act’s safe harbor provisions.

Response

The Exhibit 99(c)(4), a PowerPoint presentation prepared by the Company, was prepared in January 2010 as an investor presentation.  This exhibit was filed exactly as provided to The Mentor Group, as required by SEC regulation.

Because it was prepared in early 2010, the financial information therein is outdated and was not used by The Mentor Group.  Moreover the references to the safe harbor of the Private Securities Litigation Reform Act of 1995 and the intention to seek listing of the Common Stock on NASDAQ were made in the context of the purpose of the presentation and the time in which it was made.

The Company is filing an explanatory sheet with the Exhibit so as to eliminate potential confusion by the stockholders, by identifying the date it was prepared and indication that the safe harbor and the seeking of the listing are not relevant to the Proxy Statement.  Moreover, the Company has added a statement in the “Reports and Opinion” section clarifying which projections were used by The Mentor Group in is analysis, which has been confirmed with The Mentor Group. (See page 34 of Proxy Statement)

Messrs Brown and Webb
Securities and Exchange Commission
June 8, 2011

5.
Explain to us, with a view toward revised disclosure in the Schedule 14A, the purpose of the following statements on the fourth slide in the exhibit:  “Currently [Zhongchai Machinery] is in process to upgrade to the NASDAQ Exchange.”

Response

See response to SEC comment No. 4.

Schedule 14A
Disadvantages, page 9

6.
We note your response to our prior comments seven.  Please revise to define “reviewed” balance sheet and income statements on page nine and “accountant reviewed” financial statements on page 29.  Additionally please revise to state whether you will continue to provide audited financial statements to your shareholders.

Response

The section Summary, Disadvantages (page 9 of Proxy Statement) has been changed to indicate what “reviewed” financial statements are.  The Proxy Statement clearly states that the Company plans to provide only reviewed statements on page 9 and page 31 of the Proxy Statement, and not audited statements.

Determination of the Board of Directors, page 11

7.
We note your response to our prior comment nine.  We note the statement on page 34 that “the Independent Directors considered that valuations using the current stock market prices and the historical stock market prices of the Common Stock would not be reflective of the value of the Common Stock.”  In light of this please explain to us why the independent directors and board of directors determined that the reverse split was fair to the unaffiliated stockholders based primarily in part on “the fact that it is at 24.44% premium to the reported closing market price….”

Response

The summary discussion about the primary basis of the determination by the Independent Directors and the Board of Directors has been adjusted to indicate that the Cash-Out Price of $0.56 is greater than the market price at the time of their deliberations, and is not the primary factor in their deliberations. Additionally, with the added discussion about the range of the valuation under the income and market approach, the disclosure should make more clear how the selected Cash-Out Price relates to the historical market prices.  It should be noted, that the fact that the Cash-Out Price is greater than a stock price on a given date is only a fact, and the Company has attempted to state this in as neutral a way as possible and does discuss the prior trading prices where there were prices above the Cash-Out Price.

Reasons for the Reverse Stock Split, page 13

8.
We note your response to our prior comment eight.  Please explain how the statement on page 16 that “the Company has not enjoyed an appreciable enhancement in company and brand image as a result of its public company status” is a reason for the reverse stock split given that as a result of the reverse split you may lose the prestige of being a public reporting company, as noted on page nine.  In the alternative please revise your disclosure on page 16.

Messrs Brown and Webb
Securities and Exchange Commission
June 8, 2011

Response

The reference on former page 9 of the Proxy Statement to the possible loss of prestige has been deleted.  Former page 16 is the relevant expression.

Substantive Factors in Support of the Reverse Stock Split, page 27
Cash-Out Consideration, page 28

9.
We note your response to our prior comment 17.  We note the statement that “[b]ased on the trading history since the determination and public knowledge of the Reverse Stock Split, there are no indications that the market prices for the Common Stock would meet or exceed such consideration at any time in the foreseeable future.”  With a view to revised disclosure please explain why trading history during the period of public expectation of the reverse split is relevant to the fairness of the consideration offered.  It would appear that price movements during that period may be less reflective of the value of the company and more reflective of public expectation of the cash-out price than at other times.

Response

The discussion of the price of the Common Stock after the decision by the Independent Directors and the Board of Directors has been deleted, as the price movement after the decision is not part of the deliberative process of the Company.  The Company agrees with the last statement of the above SEC comment.

Availability of dissenters’ rights under Nevada law, page 29

10.	We note your response to our prior comment 19. It is unclear to us how the appraisal process is an element of substantive fairness. Please revise or advise.

Response

The appraisal process as an element of substantive fairness has been removed as a point of substantive fairness, as the Company agrees that is a procedural fairness item.

Long term plan for Company operations, page 29

11.	Please revise the statement “profitable in the past two years” in light of the company’s net loss for the fiscal year ended June 30, 2009.

Response

The reference to the two years of profitability has been adjusted to reflect a shorter period.

Basic information about the Company will be available under Nevada law, page 30

12.	It is unclear to us how this is an element of substantive fairness. Please revise or advise.

Messrs Brown and Webb
Securities and Exchange Commission
June 8, 2011

Response

The providing of information about the Company under Nevada law has been removed as a substantive fairness point.

Reports and Opinions, page 33

13.
We note your response to our prior comment 29.  Please revise to clarify what role in the company’s change from a loss to a significant profit over the last two years played in the deliberations of the independent directors.

Response

The “Reports and Opinions” section has been adjusted to include a statement that the change from a loss to a profit company has not a specific factor in the deliberations of the Independent Directors and the Board of Directors.

14.
Please revise the discussion of the fairness opinion to explain how the two tests failed to produce a price at least as high as the stock closed at on seventeen separate days since last December.  Also revise to disclose what weight the board gave to this failure in assigning value to the fairness opinion.

Response

The discussion of the fairness opinion has been adjusted to discuss the fact that the valuation methods are not reflective of the stock price, but that the range of values generated by the analysis of The Mentor Group cover all but four of the prices above the Cash-Out Price.

The 90% confident interval ranged from $0.46 to $0.67 using the income approach. The 90% confident interval ranged from $0.50 to $0.63 using the market approach. There were only four days where the stock price closed above the 90% confidence ranges, where stock actually traded. The other days there were no trades and when the stock did finally trade again after it closed above the 90% confidence range, it traded down significantly and below the concluded value for the stock in the fairness opinion. The two valuation methods used attempt to capture the fair value of the stock based on the fundamentals of the company and not based on the market demand for the stock. Those trades where the stock traded above the 90% confidence range would have to be evaluated to determine what caused the spike in price, since price does not necessarily equal fair value. The 90% confidence value ranges computed and the final conclusion of value based on the statistical analysis of the value ranges was completely based on the fundamentals of the company.

15.
We note your response to our prior comment 42.  Please revise the last sentence of the last paragraph on page 40 to clarify that the availability of such a state-law defense to The Mentor Group would have no effect on the rights and responsibilities of either The Mentor Group or the board of directors under the federal securities laws.

Response

The statement has been adjusted to reflect the SEC comment.

Messrs Brown and Webb
Securities and Exchange Commission
June 8, 2011

16.
We note your response to our prior comment 33.  We are unable to locate any fairness opinions provided by The Mentor Group related to going private transactions for the companies you provided.  Please provide us with the details of any recent fairness opinions The Mentor Group has provided in connection with Rule 13e-3 going private transactions, or please advise.  If it has provided none, please indicate in the proxy and explain what weight that played in the decision to hire them to provide such an opinion.

Response

The Proxy Statement disclosure has been adjusted to reflect that the Independent Directors were not aware of whether or not The Mentor Group rendered any valuation opinions in a Rule 13E-3 going private transaction, and the fact that such lack of awareness did not play a role in their decision process to engage The Mentor Group.

17.
We note that the financial projections in Appendix 4 to your proxy statement differ from the projections in the exhibit to the revised Schedule 13E-3.  Please explain the reasons for the differences in these projections and clarify which projections The Mentor Group used in its analysis and why.

Response

See the response to SEC comment No. 4.

Principal Stockholders, page 61

18.
We note your response to our prior comment 41.  Please explain to us why Mr. Xiaodong Zhu and Mr. Peter Wang are not each listed in the table as a beneficial owners of 14.92% of your common stock.  We note from the Schedule 13E-3 that Mr. Xiaodong Zhu is a controlling shareholder and 52.7% owner of Sinoquest Management Ltd.  We also note your statement on page 23 that “Mr. Wang has the dispositive and voting authority over all the shares owned by Sinoquest Management Ltd.”  Additionally please tell us why Mr. Xiaodong Zhu is not included in footnote two as having dispositive and voting authority over the shares held by Sinoquest Management Ltd.

Response

The footnote and the Schedule 13E-3 have been adjusted to indicate that Mr. Zhu, by agreement, has no voting or dispositive authority over the shares of the Company held by Sinoquest Management Ltd.

In connection with our response to the comments of the Staff of the SEC made above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing of the Schedule 14C and Schedule 13E-3;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Messrs Brown and Webb
Securities and Exchange Commission
June 8, 2011

Please copy our counsel, Andrew D. Hudders, Golenbock Eiseman Assor Bell & Peskoe, LLP, 422 Madison Avenue, New York, New York, 10022 Tel. 212-907-7349 and Fax 212-754-0330 on your correspondence.  He will also be able to email me copies of your correspondence.

Sincerely,

/S/ Peter Wang

Peter Wang,
President